10/4

06050217

ATES
NGE COMMISSION
.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-66587

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 3 0 2006

BRANCH OF REGISTRATIONS
AND
05   EXAMINATIONS.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING _____12/31/05_____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Mufson Howe Hunter & Partners LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Arch Street, Suite 3230
(No. and Street)

Philadelphia   PA   19103
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph A. Romeo, CPA   (215) 569-2113
                                                                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs, Bunting & Dougherty, LLP
(Name – if individual, state last, first, middle name)

Two Penn Center Plaza, Suite 820   Philadelphia   PA   19102-1732
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

OCT 05 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Mr. James T. Hunter _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Mufson Howe Hunter & Partners LLC _____, as of _____ December 31 _____, 20__05__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ROSEMARY T. FITZPATRICK, Notary Public
City of Philadelphia, Phila. County
My Commission Expires October 26, 2009

_____
Signature

_____
Title

_____
Notary Public

3/24/2006

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUFSON HOWE HUNTER & PARTNERS LLC

ANNUAL AUDITED REPORT

FORM X-17A-5

YEAR ENDED DECEMBER 31, 2005

BRIGGS BUNTING & DOUGHERTY, LLP

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT

To the Members
Mufson Howe Hunter & Partners LLC
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of Mufson Howe Hunter & Partners LLC (a Delaware Limited Liability Corporation) as of December 31, 2005, and the related statements of income, changes in ownership equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of MHHP's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mufson Howe Hunter & Partners LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 3, 4, and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
March 8, 2006

| BROKER OR DEALER | Mufson Howe Hunter & Partners LLC | N 3 | | | | | 100 |

▼
1

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) _____ 12/31/05 **99**
SEC FILE NO. _____ 8-66587 **98**

ASSETS

Consolidated [ ] **198**
Unconsolidated [X] **199**

	Allowable		**Non-Allowable**		**Total**	
1. Cash... $	67,926	**200**			$ 67,926	**750**
2. Receivables from brokers or dealers: ▼						
A. Clearance account................ 3		**295**				
B. Other		**300**	$ 13,000	**550**	▼ 13,000	**810**
3. Receivables from non-customers		**355**		**600**	7	**830**
4. Securities and spot commodities owned, at market value:						
A. Exempted securities...................		**418**				
B. Debt securities		**419**				
C. Options.....................................		**420**				
D. Other securities........................ ▼		**424**				
E. Spot commodities 4		**430**				**850**
5. Securities and/or other investments not readily marketable:						
A. At cost ▼ 2 $ _____						
B. At estimated fair value		**440**		**610**		**860**
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		**460**		**630**		**880**
A. Exempted securities $ _____						
B. Other securities $ _____		**470**		**640**		**890**
7. Secured demand notes						
market value of collateral:						
A. Exempted securities $ _____						
B. Other securities $ _____						
8. Memberships in exchanges:						
A. Owned, at market $ _____						
B. Owned, at cost				**650**		
C. Contributed for use of the company, at market value........................... ▼ 6				**660**		**900**
9. Investments in and receivables from affiliates, subsidiaries and associates partnerships..............................		**480**		**670**		**910**
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		**490**		**680**		**920**
11. Other assets .... ▼		**535**	5,584	**735**	5,584	**930**
12. TOTAL ASSETS .... 5 $	67,926	**540**	$ 18,584	**740**	$ 86,510	**940**

OMIT PENNIE

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Mufson Howe Hunter & Partners LLC   as of____12/31/05____

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	13 $	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	10	1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	38,880	1205		1385	38,880	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211	12	1390	14	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings				1400		1710
1. from outsiders 9 $ _____						
2. Includes equity subordination (15c3-1(d)) of...... $ _____						
B. Securities borrowings, at market value				1410		1720
from outsiders $ _____						
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ _____						
2. Includes equity subordination (15c3-1(d)) of...... $ _____						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 38,880	1230	$	1450	$ 38,880	1760

Ownership Equity

21. Sole proprietorship	15 $		1770
22. Partnership (limited partners	11 $	1020)	47,630	1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock			1792
C. Additional paid-in capital			1793
D. Retained earnings			1794
E. Total			1795
F. Less capital stock in treasury	16 (	)	1796
24. TOTAL OWNERSHIP EQUITY	$	47,630	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$	86,510	1810

OMIT PENNIES

See accompanying notes

BROKER OR DEALER	Mufson Howe Hunter & Partners LLC	as of	12/31/05

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$	47,630	**3480**
2.	Deduct ownership equity not allowable for Net Capital 19	(	)	**3490**
3.	Total ownership equity qualified for Net Capital		47,630	**3500**
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-	**3520**
	B. Other (deductions) or allowable credits (List)		-	**3525**
5.	Total capital and allowable subordinated liabilities	$	47,630	**3530**
6.	Deductions and/or charges: 17			

A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $	18,584	**3540**	
B. Secured demand note deficiency	-	**3590**	
C. Commodity futures contracts and spot commodities- proprietary capital charges	-	**3600**	
D. Other deductions and/or charges	-	**3610**	(18,584) **3620**

7.	Other additions and/or allowable credits (List)	-	**3630**
8.	Net capital before haircuts on securities positions 20	$ 29,046	**3640**
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments $		**3660**
	B. Subordinated securities borrowings		**3670**
	C. Trading and investment securities:		
	1. Exempted securities 18		**3735**
	2. Debt securities		**3733**
	3. Options		**3730**
	4. Other securities		**3734**
	D. Undue Concentration		**3650**
	E. Other (List)		**3736** ( ) **3740**
10.	Net Capital	$ 29,046	**3750**

OMIT PENNIES

There was no difference between the audited and unaudited calculation of net capital
pursuant to Rule 15c3-1.

See accompanying notes

BROKER OR DEALER Mufson Howe Hunter & Partners LLC	as of ____ 12/31/05 ____

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19).. $	4,860		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)... $	5,000		3758
13. Net capital requirement (greater of line 11 or 12).. $	5,000		3760
14. Excess net capital (line 10 less 13).. $	24,046		3770
15 Excess net capital at 100% (line 10 less 10% of line 19)..22 $	25,158		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.1. liabilities from Statement of Financial Condition.. $	38,880		3790
17. Add:			
A. Drafts for immediate credit ....21 $ ___ - ___ **3800**			
B. Market value of securities borrowed for which no equivalent value is paid or credited .... $ ___ - ___ **3810**			
C. Other unrecorded amounts (List)............................... $ ___ - ___ **3820** $ ___ - ___			3838
19. Total aggregate indebtedness.. $	38,880		3840
20. Percentage of aggregate indebtedness to net capital (line 19 ③ by line 10)...............%	134		3750
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)........%	-		3760

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits... $			3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ....23 $			3880
24. Net capital requirement (greater of line 22 or 23)... $			3760
25. Excess net capital (line 10 less 24)... $			3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000... $			3920

OMIT PENNIE

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying notes

BROKER OR DEALER   Mufson Howe Hunter & Partners LLC

For the period (MMDDYY) from 24	01/01/05	**3932** to	12/31/05	**3933**
Number of months included in this statement	12			**3931**

COMPUTATION OF NET INCOME (LOSS)

REVENUE

1. Commissions:
    a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ **3935**
    b. Commissions on listed option transactions .... 25 _____ **3938**
    c. All other securities commissions .... _____ **3939**
    d. Total securities commissions .... _____ **3940**
2. Gains or losses on firm securities trading accounts
    a. From market making in options on a national securities exchange .... _____ **3945**
    b. From all other trading .... _____ **3949**
    c. Total gain (loss) .... _____ **3950**
3. Gains or losses on firm securities investment accounts .... _____ **3952**
4. Profit (loss) from underwriting and selling groups .... 26 _____ **3955**
5. Revenue from sale of investment company shares .... _____ **3970**
6. Commodities revenue .... _____ **3990**
7. Fees for account supervision, investment advisory and administrative services 818,855 **3975**
8. Other revenue .... _____ **3995**
9. Total revenue 818,855 **4030**

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... $ _____ **4120**
11. Other employee compensation and benefits 27 344,875 **4115**
12. Commissions paid to other broker-dealers .... _____ **4140**
13. Interest expense .... _____ **4075**
    a. Includes interest on accounts subject to subordination agreements .... _____ **4070**
14. Regulatory fees and expenses 2,445 **4195**
15. Other expenses 388,745 **4100**
16. Total expenses .... $ 736,065 **4200**

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 82,790 **4210**
18. Provision for Federal income taxes (for parent only) .... 28 - **4220**
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... - **4222**
    a. After Federal income taxes of .... _____ **4238**
20. Extraordinary gains (losses) .... - **4224**
    a. After Federal income taxes of .... _____ **4239**
21. Cumulative effect of changes in accounting principles .... - **4225**
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 82,790 **4230**

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ (68,140) **4211**

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Mufson Howe Hunter & Partners LLC

For the period (MMDDYY) from _____01/01/05_____ to _____12/31/05_____

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period ....$	57,596	**4240**
A. Net income (loss)..	82,790	**4250**
B. Additions (includes non-conforming capital of ....29_____ **4262**)	43,492	**4260**
C. Deductions (includes non-conforming capital of...................................... _____ **4272**)	(136,248)	**4270**
2. Balance, end of period (From item 1800) ....$	47,630	**4290**

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period ....30 $		**4300**
A. Increases..		**4310**
B. Decreases...		**4320**
4. Balance, end of period (From item 3520) ....$		**4330**

OMIT PENNIES

See accompanying notes

BROKER OR DEALER	Mufson Howe Hunter & Partners LLC	as of	12/31/05

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
    which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... `4550`

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
   customers" maintained .... X `4560`

C. (k) (2)(B)—All customer transactions cleared through another
   broker-dealer on a fully disclosed basis. Name of clearing
   firm 31_____ `4335` _____ `4570`

D. (k) (3)—Exempted by order of the Commission .... `4580`

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
32 `4600`	`4601`	`4602`	`4603`	`4604`	`4605`
33 `4610`	`4611`	`4612`	`4613`	`4614`	`4615`
34 `4620`	`4621`	`4622`	`4623`	`4624`	`4625`
35 `4630`	`4631`	`4632`	`4633`	`4634`	`4635`
36 `4640`	`4641`	`4642`	`4643`	`4644`	`4645`
37 `4650`	`4651`	`4652`	`4653`	`4654`	`4655`
38 `4660`	`4661`	`4662`	`4663`	`4664`	`4665`
39 `4670`	`4671`	`4672`	`4673`	`4674`	`4675`
40 `4680`	`4681`	`4682`	`4683`	`4684`	`4685`
41 `4690`	`4691`	`4692`	`4693`	`4694`	`4695`

TOTAL $ 42   0   `4699`

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the
report date, regardless of whether or not the capital contribution is expected to be renewed. The
schedule must also include proposed capital withdrawals scheduled within the six month
period following the report date including the proposed redemption of stock and payments of
liabilities secured by fixed assets (which are considered allowable assets in the capital computation
pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less
than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

See accompanying notes

MUFSON HOWE HUNTER & PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 82,790
Adjustments to reconcile net income to net cash provided by (used for) operating activities	
(Increase) decrease in	
Fees receivable	(13,000)
Other assets	(5,584)
Increase (decrease) in	
Accounts payable and accrued expenses	27,790
Net cash provided by operating activities	91,996
CASH FLOWS FROM INVESTING ACTIVITIES	
Net capital withdrawal	(92,756)
Net decrease in cash	(760)
CASH	
Beginning of year	68,686
End of year	$ 67,926

MUFSON HOWE HUNTER & PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Mufson Howe Hunter & Partners LLC (*"MHHP"*) is a wholly-owned subsidiary of Mufson Howe Hunter & Company LLC (*"MHHC"*). MHHP is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD).

MHHP provides investment banking services to its clients located mainly in the Mid-Atlantic region of the United States. These services include raising capital, providing consulting services for merger and acquisition transactions and providing strategic advice to growth companies and companies in transition.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially subject MHHP to concentrations of credit risk consist principally of cash and receivables. MHHP deposits its cash with its bank, which is a high credit, quality financial institution. At times, these deposits may be in excess of the FDIC insurance limit. Receivables are substantially from clients in the Mid-Atlantic region of the United States. MHHP does not require collateral to support accounts receivable.

Fees Receivable

Fees receivable are stated at the amount management expects to collect from outstanding balances at year-end. Management estimates that losses, if any, on outstanding balances will be immaterial, based on its assessment of the financial condition and relationships with its clients.

Revenue Recognition

Investment banking and other financial advisory fees generally consist of retainers and success fees. Retainers are recognized as revenue in accordance with the terms of the engagement and success fees are recognized as revenue predominantly when the transaction is completed or closed. Expenses associated with such transactions are recognized as incurred.

Advertising Costs

Advertising costs are generally charged to operations in the year incurred and amounted to $3,677 in 2005.

Income Taxes

MHHP is a limited liability company and a wholly-owned subsidiary of MMHC which is also a limited liability company. For both federal and state tax purposes, LLC's are taxed as partnerships. All income taxes on net earnings are payable by the members of the LLC and, accordingly, no provision for income taxes is required.

(2) COMMITMENTS

At present, MMHC is a holding company and all business is conducted through MHHP. Consequently, MHHP and MMHC have agreed that MHHP is responsible for substantially all of the operating expenses incurred by either entity. MMHC entered into a non-cancelable operating lease for the offices of MMHC and MHHP. This lease expires in July 2012 and requires MMHC to pay monthly its proportionate share of the operating expenses of the building. The future minimum rent payments under this lease are as follows: $120,365 in 2006; $123,423 in 2007; $126,481 in 2008; $129,540 in 2009; $132,598 in 2010; and $216,577 thereafter. MMHC and MHHP entered into a rent allocation agreement whereby MHHP has agreed to make all required payments of the aforementioned lease. This agreement is a one-year agreement which renews automatically at the beginning of each year unless amended by mutual consent of the parties.

MHHC has also entered into three operating leases for office equipment which expire through October 2008. MHHP has agreed to assume 100% of the costs associated with these leases. Base lease and usage expenses in connection with these leases was $52,456 for the year ended December 31, 2005. The future minimum lease payments in connection with these leases are as follows: $19,212 in 2006; $13,212 in 2007; and $11,010 in 2008.

Furthermore, MHHC has entered into three licensing agreements for database access which expire through December 2006. MHHP has agreed to pay all costs associated with these agreements. The expense associated with these agreements was $66,241 for the year ended December 31, 2005. The guaranteed payments due under these agreements are $59,576 due in 2006.

(3) REGULATORY REQUIREMENTS

MHHP is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for broker/dealers) in that MHHP does not hold funds or securities for customers.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, MHHP is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 12.5% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, MHHP had net capital of $29,046, which was $24,046 in excess of its required net capital of $5,000.

**REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5**

**To the Members
Mufson Howe Hunter & Partners LLC
Philadelphia, Pennsylvania**

In planning and performing our audit of the financial statements and supplemental schedules of Mufson Howe Hunter & Partners LLC (*"MHHP"*), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (*"SEC"*), we have made a study of the practices and procedures followed by MHHP including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because MHHP does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the MHHP in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of MHHP is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which MHHP has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that MHHP's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
March 8, 2006